MIKTAM Technologies Americas Inc.
2362-B Qume Drive
San Jose, CA 95131

February 23, 2010

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
December 9, 2002

Re:	Application for withdrawal of
Registration Statement on Form 10
(SEC File No. 000-53873) filed January 13, 2010

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), MIKTAM Technologies Americas Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form 10 (SEC File No. 000-53873), filed by the Company on January 13, 2010 (together with all exhibits thereto, the “Registration Statement”), in connection with the registration of the Company’s common shares, par value $0.0001 per share, under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), effective as of the date hereof.

In the absence of this withdrawal application, pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 Registration Statement would automatically become effective on March 15, 2010 (60 days after the initial filing of the Form 10 Registration Statement). On February 9, 2010, the Company received a comment letter from the Commission and believes that it is in the best interest of the Company to withdraw the Registration Statement prior to the effective date in order to effectively address the Commission’s comments. Accordingly, the Company respectfully requests that an order granting the withdrawal of the Form 10 Registration Statement be issued by the Commission immediately.

Should you have any questions regarding the foregoing application for withdrawal, please contact David Lubin at 516-887-8200, of David Lubin & Associates, PLLC, our legal counsel in connection with the Form 10 Registration Statement.

Very truly yours,

MIKTAM TECHNOLOGIES AMERICAS, INC.

By: /s/ Thomas Chao
Name: Thomas Chao
Title: President